UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-41889

CADELER A/S
(Translation of registrant's name into English)

Kalvebod Brygge 43
DK-1560 Copenhagen V, Denmark
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock exchange announcement

CADELER A/S: COMPLETION OF SHARE BUY-BACK PROGRAMME AND DISCLOSURE OF REPURCHASE TRANSACTIONS MADE UNDER THE SHARE BUY-BACK PROGRAMME

Copenhagen, 28 May 2026: Cadeler A/S (OSE: CADLR, NYSE: CDLR) (“Cadeler”) today confirms that it has completed the share buy-back programme it announced on 27 May 2026 in advance of the programme’s anticipated termination date of 5 June 2026, as the maximum number of shares to be repurchased under the programme was reached earlier than that date. The share buy-back programme has therefore been terminated early.

On 27 May 2026, Cadeler repurchased 105,275 of its own shares at an average price per share of NOK 49.92, corresponding to an aggregate purchase price before commission of NOK 6,596,058, or approximately EUR 0.6 million.

On 27 May 2026, Cadeler initiated a share buy-back programme of up to NOK 7.6 million (approx. EUR 0.7 million) to enable Cadeler to meet its obligations to its employees arising from certain of Cadeler’s share-based incentive programmes (the “Programme”) in accordance with Article 5 of Regulation (EU) no. 596/2014 of the European Parliament and of the Council of 16 April 2014, as amended (the “Market Abuse Regulation”), and the Commissions Delegated Regulation (EU) 2016/1052 of 8 March 2016 (together with the Market Abuse Regulation, the “Safe Harbour Rules”). Further details on the terms of the Programme can be found in Cadeler’s stock exchange announcement dated 27 May 2026.

The following transactions were made under the Programme on 27 May 2026:

Date	Trading Venue	Number of shares	Weighted average purchase price, NOK	Transaction value, NOK (EUR)[1]
27 May 2026	XOSL	105,275	62.66	6,596,058 (EUR 610,916)
Accumulated under the Programme		105,275	62.66	6,596,058 (EUR 610,916)
1 EUR figures presented based on the prevailing NOK/EUR exchange rate on 27 May 2026.

Details of each transaction made under the Programme are attached as an appendix to this stock exchange announcement.

Following the conclusion of the Programme Cadeler holds a total of 169,267 shares in treasury, each with a nominal value of DKK 1.00 and corresponding in the aggregate to less than 0.1% of Cadeler’s total share capital and voting rights of Cadeler.

For further information, please contact:

Mikkel Gleerup, CEO
+45 3246 3102
mikkel.gleerup@cadeler.com

Alexander Simmonds, EVP & CLO
+44 7376 174172
alexander.simmonds@cadeler.com

About Cadeler A/S:
Cadeler A/S (Cadeler) is a pure-play offshore wind installation partner and a global leader in offshore wind turbine transport and installation. The company owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and is expanding its capabilities into full-scope foundation transport and installation, as well as operations & maintenance. With its modern fleet and depth of expertise across onshore and offshore operations, Cadeler supports the safe, efficient and reliable delivery of offshore wind projects worldwide. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com.

Appendix: Disclosure of transaction data under the share repurchase programme for Cadeler A/S on 27 May 2026

This document discloses the transactions made under the share repurchase programme for Cadeler A/S on 27 May 2026 in a detailed and aggregated form in accordance with Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing Regulation (EU) No. 596/2014 of the European Parliament and of the Council of 16 April 2014, as amended, with regards to regulatory technical standards for the conditions applicable to buy-back programmes and stabilisation measures.

Date	Trading Venue	Number of shares	Weighted average purchase price, NOK	Transaction value, NOK (EUR)[1]
27 May 2026	XOSL	105,275	62.66	6,596,058 (EUR 610,916)
Accumulated under the Programme		105,275	62.66	6,596,058 (EUR 610,916)
1 EUR figures presented based on the prevailing NOK/EUR exchange rate on 27 May 2026.

Trade Date and Time	Exchange	Quantity	Price	Currency	Total Value (NOK)
5/27/2026 9:00	XOSL	1236	63.90	NOK	78,980
5/27/2026 9:03	XOSL	1203	63.95	NOK	76,932
5/27/2026 9:03	XOSL	596	63.95	NOK	38,114
5/27/2026 9:04	XOSL	256	63.55	NOK	16,269
5/27/2026 9:04	XOSL	325	63.55	NOK	20,654
5/27/2026 9:09	XOSL	1726	63.65	NOK	109,860
5/27/2026 9:09	XOSL	1780	63.60	NOK	113,208
5/27/2026 9:09	XOSL	882	63.55	NOK	56,051
5/27/2026 9:20	XOSL	672	63.75	NOK	42,840
5/27/2026 9:21	XOSL	1566	63.65	NOK	99,676
5/27/2026 9:21	XOSL	787	63.60	NOK	50,053
5/27/2026 9:28	XOSL	200	63.50	NOK	12,700
5/27/2026 9:28	XOSL	370	63.50	NOK	23,495
5/27/2026 9:29	XOSL	835	63.40	NOK	52,939
5/27/2026 9:29	XOSL	571	63.40	NOK	36,201
5/27/2026 9:29	XOSL	217	63.40	NOK	13,758
5/27/2026 9:34	XOSL	518	63.55	NOK	32,919
5/27/2026 9:34	XOSL	128	63.55	NOK	8,134
5/27/2026 9:35	XOSL	731	63.30	NOK	46,272
5/27/2026 9:35	XOSL	746	63.30	NOK	47,222
5/27/2026 9:35	XOSL	734	63.20	NOK	46,389
5/27/2026 9:35	XOSL	887	63.20	NOK	56,058
5/27/2026 9:46	XOSL	578	63.10	NOK	36,472
5/27/2026 9:46	XOSL	592	63.10	NOK	37,355
5/27/2026 10:00	XOSL	83	63.05	NOK	5,233
5/27/2026 10:00	XOSL	482	63.05	NOK	30,390
5/27/2026 10:00	XOSL	545	63.05	NOK	34,362
5/27/2026 10:00	XOSL	565	63.05	NOK	35,623
5/27/2026 10:00	XOSL	401	63.05	NOK	25,283
5/27/2026 10:00	XOSL	545	63.05	NOK	34,362
5/27/2026 10:00	XOSL	565	63.05	NOK	35,623
5/27/2026 10:00	XOSL	545	63.05	NOK	34,362
5/27/2026 10:00	XOSL	278	63.05	NOK	17,528
5/27/2026 10:00	XOSL	738	63.05	NOK	46,531
5/27/2026 10:00	XOSL	500	63.05	NOK	31,525
5/27/2026 10:00	XOSL	45	63.05	NOK	2,837
5/27/2026 10:00	XOSL	275	63.05	NOK	17,339
5/27/2026 10:01	XOSL	152	62.95	NOK	9,568
5/27/2026 10:01	XOSL	532	62.95	NOK	33,489
5/27/2026 10:08	XOSL	634	63.05	NOK	39,974
5/27/2026 10:10	XOSL	666	63.00	NOK	41,958
5/27/2026 10:10	XOSL	658	62.95	NOK	41,421
5/27/2026 10:10	XOSL	585	62.95	NOK	36,826
5/27/2026 10:22	XOSL	649	62.85	NOK	40,790
5/27/2026 10:24	XOSL	616	62.70	NOK	38,623
5/27/2026 10:24	XOSL	590	62.70	NOK	36,993
5/27/2026 10:30	XOSL	100	62.95	NOK	6,295

Trade Date and Time	Exchange	Quantity	Price	Currency	Total Value (NOK)
5/27/2026 10:30	XOSL	515	62.95	NOK	32,419
5/27/2026 10:32	XOSL	679	62.95	NOK	42,743
5/27/2026 10:35	XOSL	75	62.95	NOK	4,721
5/27/2026 10:35	XOSL	260	62.95	NOK	16,367
5/27/2026 10:35	XOSL	83	62.95	NOK	5,225
5/27/2026 10:35	XOSL	262	62.95	NOK	16,493
5/27/2026 10:37	XOSL	1000	62.85	NOK	62,850
5/27/2026 10:37	XOSL	761	62.85	NOK	47,829
5/27/2026 10:37	XOSL	582	62.80	NOK	36,550
5/27/2026 10:46	XOSL	525	62.75	NOK	32,944
5/27/2026 10:46	XOSL	84	62.75	NOK	5,271
5/27/2026 10:50	XOSL	16	62.80	NOK	1,005
5/27/2026 10:50	XOSL	151	62.80	NOK	9,483
5/27/2026 10:51	XOSL	603	62.80	NOK	37,868
5/27/2026 10:54	XOSL	639	62.75	NOK	40,097
5/27/2026 10:54	XOSL	612	62.75	NOK	38,403
5/27/2026 10:55	XOSL	601	62.70	NOK	37,683
5/27/2026 10:55	XOSL	609	62.65	NOK	38,154
5/27/2026 10:55	XOSL	433	62.65	NOK	27,127
5/27/2026 10:55	XOSL	129	62.65	NOK	8,082
5/27/2026 11:07	XOSL	637	62.60	NOK	39,876
5/27/2026 11:07	XOSL	619	62.60	NOK	38,749
5/27/2026 11:10	XOSL	664	62.55	NOK	41,533
5/27/2026 11:17	XOSL	617	62.60	NOK	38,624
5/27/2026 11:17	XOSL	652	62.50	NOK	40,750
5/27/2026 11:17	XOSL	641	62.45	NOK	40,030
5/27/2026 11:17	XOSL	596	62.40	NOK	37,190
5/27/2026 11:29	XOSL	640	62.55	NOK	40,032
5/27/2026 11:32	XOSL	638	62.55	NOK	39,907
5/27/2026 11:36	XOSL	590	62.65	NOK	36,964
5/27/2026 11:38	XOSL	635	62.70	NOK	39,815
5/27/2026 11:42	XOSL	618	62.70	NOK	38,749
5/27/2026 11:45	XOSL	617	62.70	NOK	38,686
5/27/2026 11:48	XOSL	664	62.70	NOK	41,633
5/27/2026 11:51	XOSL	594	62.70	NOK	37,244
5/27/2026 11:53	XOSL	622	62.65	NOK	38,968
5/27/2026 12:19	XOSL	564	62.65	NOK	35,335
5/27/2026 12:19	XOSL	824	62.65	NOK	51,624
5/27/2026 12:19	XOSL	824	62.65	NOK	51,624
5/27/2026 12:19	XOSL	922	62.65	NOK	57,763
5/27/2026 12:19	XOSL	439	62.65	NOK	27,503
5/27/2026 12:19	XOSL	215	62.65	NOK	13,470
5/27/2026 12:19	XOSL	170	62.65	NOK	10,651
5/27/2026 12:19	XOSL	199	62.65	NOK	12,467
5/27/2026 12:19	XOSL	259	62.65	NOK	16,226
5/27/2026 12:20	XOSL	566	62.55	NOK	35,403
5/27/2026 12:25	XOSL	524	62.60	NOK	32,802
5/27/2026 12:28	XOSL	593	62.65	NOK	37,151

Trade Date and Time	Exchange	Quantity	Price	Currency	Total Value (NOK)
5/27/2026 12:28	XOSL	677	62.65	NOK	42,414
5/27/2026 12:28	XOSL	654	62.60	NOK	40,940
5/27/2026 12:28	XOSL	41	62.60	NOK	2,567
5/27/2026 12:38	XOSL	586	62.45	NOK	36,596
5/27/2026 12:38	XOSL	610	62.45	NOK	38,095
5/27/2026 12:38	XOSL	633	62.40	NOK	39,499
5/27/2026 12:58	XOSL	678	62.45	NOK	42,341
5/27/2026 12:59	XOSL	1698	62.45	NOK	106,040
5/27/2026 13:07	XOSL	1262	62.55	NOK	78,938
5/27/2026 13:10	XOSL	586	62.55	NOK	36,654
5/27/2026 13:12	XOSL	583	62.60	NOK	36,496
5/27/2026 13:16	XOSL	610	62.70	NOK	38,247
5/27/2026 13:20	XOSL	128	62.70	NOK	8,026
5/27/2026 13:20	XOSL	470	62.70	NOK	29,469
5/27/2026 13:25	XOSL	346	62.75	NOK	21,712
5/27/2026 13:25	XOSL	47	62.75	NOK	2,949
5/27/2026 13:25	XOSL	16	62.75	NOK	1,004
5/27/2026 13:26	XOSL	297	62.75	NOK	18,637
5/27/2026 13:26	XOSL	206	62.75	NOK	12,927
5/27/2026 13:26	XOSL	59	62.75	NOK	3,702
5/27/2026 13:29	XOSL	344	62.75	NOK	21,586
5/27/2026 13:29	XOSL	917	62.65	NOK	57,450
5/27/2026 13:36	XOSL	589	62.65	NOK	36,901
5/27/2026 13:36	XOSL	35	62.60	NOK	2,191
5/27/2026 13:36	XOSL	546	62.60	NOK	34,180
5/27/2026 13:43	XOSL	582	62.70	NOK	36,491
5/27/2026 13:46	XOSL	615	62.65	NOK	38,530
5/27/2026 13:48	XOSL	574	62.60	NOK	35,932
5/27/2026 13:48	XOSL	589	62.55	NOK	36,842
5/27/2026 13:48	XOSL	563	62.55	NOK	35,216
5/27/2026 13:48	XOSL	566	62.55	NOK	35,403
5/27/2026 14:00	XOSL	575	62.55	NOK	35,966
5/27/2026 14:05	XOSL	572	62.60	NOK	35,807
5/27/2026 14:08	XOSL	52	62.60	NOK	3,255
5/27/2026 14:08	XOSL	32	62.60	NOK	2,003
5/27/2026 14:08	XOSL	362	62.60	NOK	22,661
5/27/2026 14:08	XOSL	161	62.60	NOK	10,079
5/27/2026 14:11	XOSL	670	62.55	NOK	41,909
5/27/2026 14:11	XOSL	577	62.50	NOK	36,063
5/27/2026 14:13	XOSL	570	62.40	NOK	35,568
5/27/2026 14:13	XOSL	174	62.40	NOK	10,858
5/27/2026 14:22	XOSL	567	62.60	NOK	35,494
5/27/2026 14:23	XOSL	616	62.45	NOK	38,469
5/27/2026 14:23	XOSL	646	62.40	NOK	40,310
5/27/2026 14:32	XOSL	597	62.60	NOK	37,372
5/27/2026 14:34	XOSL	623	62.50	NOK	38,938
5/27/2026 14:34	XOSL	616	62.50	NOK	38,500
5/27/2026 14:34	XOSL	643	62.45	NOK	40,155

Trade Date and Time	Exchange	Quantity	Price	Currency	Total Value (NOK)
5/27/2026 14:34	XOSL	572	62.45	NOK	35,721
5/27/2026 14:47	XOSL	676	62.55	NOK	42,284
5/27/2026 14:47	XOSL	590	62.45	NOK	36,846
5/27/2026 14:47	XOSL	562	62.45	NOK	35,097
5/27/2026 14:49	XOSL	91	62.35	NOK	5,674
5/27/2026 14:49	XOSL	562	62.35	NOK	35,041
5/27/2026 14:49	XOSL	393	62.35	NOK	24,504
5/27/2026 14:49	XOSL	562	62.35	NOK	35,041
5/27/2026 14:49	XOSL	79	62.35	NOK	4,926
5/27/2026 14:57	XOSL	655	62.25	NOK	40,774
5/27/2026 15:05	XOSL	620	62.25	NOK	38,595
5/27/2026 15:05	XOSL	620	62.25	NOK	38,595
5/27/2026 15:05	XOSL	655	62.20	NOK	40,741
5/27/2026 15:05	XOSL	673	62.20	NOK	41,861
5/27/2026 15:15	XOSL	600	62.05	NOK	37,230
5/27/2026 15:18	XOSL	598	62.00	NOK	37,076
5/27/2026 15:21	XOSL	585	62.00	NOK	36,270
5/27/2026 15:26	XOSL	613	62.00	NOK	38,006
5/27/2026 15:26	XOSL	583	61.95	NOK	36,117
5/27/2026 15:30	XOSL	659	61.85	NOK	40,759
5/27/2026 15:30	XOSL	653	61.85	NOK	40,388
5/27/2026 15:33	XOSL	731	61.85	NOK	45,212
5/27/2026 15:33	XOSL	7	61.80	NOK	433
5/27/2026 15:33	XOSL	764	61.80	NOK	47,215
5/27/2026 15:33	XOSL	738	61.80	NOK	45,608
5/27/2026 15:36	XOSL	811	61.45	NOK	49,836
5/27/2026 15:36	XOSL	4	61.40	NOK	246
5/27/2026 15:36	XOSL	164	61.40	NOK	10,070
5/27/2026 15:36	XOSL	20	61.40	NOK	1,228
5/27/2026 15:36	XOSL	20	61.40	NOK	1,228
5/27/2026 15:36	XOSL	20	61.40	NOK	1,228
5/27/2026 15:36	XOSL	20	61.40	NOK	1,228
5/27/2026 15:36	XOSL	20	61.40	NOK	1,228
5/27/2026 15:36	XOSL	160	61.40	NOK	9,824
5/27/2026 15:36	XOSL	80	61.40	NOK	4,912
5/27/2026 15:36	XOSL	242	61.40	NOK	14,859
5/27/2026 15:42	XOSL	30	61.30	NOK	1,839
5/27/2026 15:42	XOSL	569	61.30	NOK	34,880
5/27/2026 15:42	XOSL	591	61.30	NOK	36,228
5/27/2026 15:52	XOSL	513	61.90	NOK	31,755
5/27/2026 15:52	XOSL	54	61.90	NOK	3,343
5/27/2026 15:53	XOSL	627	61.90	NOK	38,811
5/27/2026 15:54	XOSL	1071	61.95	NOK	66,348
5/27/2026 15:54	XOSL	382	61.95	NOK	23,665
5/27/2026 15:54	XOSL	382	61.95	NOK	23,665
5/27/2026 15:54	XOSL	589	61.95	NOK	36,489
5/27/2026 15:54	XOSL	382	61.95	NOK	23,665
5/27/2026 15:54	XOSL	100	61.95	NOK	6,195

Trade Date and Time	Exchange	Quantity	Price	Currency	Total Value (NOK)
5/27/2026 15:54	XOSL	43	61.95	NOK	2,664
5/27/2026 16:01	XOSL	1261	62.30	NOK	78,560
5/27/2026 16:01	XOSL	694	62.25	NOK	43,202
5/27/2026 16:01	XOSL	613	62.25	NOK	38,159
5/27/2026 16:01	XOSL	637	62.25	NOK	39,653
5/27/2026 16:06	XOSL	604	61.95	NOK	37,418
5/27/2026 16:06	XOSL	597	61.95	NOK	36,984
5/27/2026 16:06	XOSL	636	61.90	NOK	39,368
5/27/2026 16:07	XOSL	621	61.75	NOK	38,347
5/27/2026 16:12	XOSL	1070	61.65	NOK	65,966

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 28, 2026                    CADELER A/S
(Registrant)

By: /s/ Mikkel Gleerup
Name:     Mikkel Gleerup
Title:    Chief Executive Officer